Exhibit 99(a)(2)

FA Email

Subject: CNL Healthcare Properties Responds to Third-Party Tender Offer

Date: Aug. 13, 2020

FOR BROKER-DEALER AND RIA USE ONLY. Not for general use with the public.

Dear Financial Professional:

On Aug. 3, 2020, Comrit Investments I, LP filed an unsolicited tender offer with the Securities and Exchange Commission (SEC) to purchase 9,000,000 shares of CNL Healthcare Properties’ common stock from shareholders. CNL Healthcare Properties is not affiliated with Comrit and its offer.

Comrit’s offer is for $4.66 per share, which is 40 percent lower than the current $7.81 per share estimated NAV as of Dec. 31, 2019.1 The tender offer is for approximately 5.2% of the outstanding shares as of August 13, 2020.

After careful evaluation, the company’s board of directors unanimously recommends that shareholders reject Comrit’s tender offer. To reject the offer, no action is required by shareholders. The board of director’s recommendation was included in the company’s response filing with the SEC on Aug. 13, 2020. A copy of the filing can be found on the SEC’s website at sec.gov and on cnlhealthcareproperties.com, along with the letter to shareholders that will be mailed on or about Aug. 20, 2020.

CNL Healthcare Properties News

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Between mid-2019 and the first quarter of 2020, the company sold 70 assets as part of its stated goal to execute on strategic alternatives to provide liquidity to shareholders. A significant portion of the net sales proceeds from dispositions during mid-2019 were used to make a special distribution of $2.00 per share to shareholders. Net sales proceeds from properties sold in the last quarter of 2019 through the first quarter of 2020 were strategically retained by the company as management specifically focused on maintaining balance sheet strength, liquidity and financial flexibility given the newfound uncertainty relating to COVID-19.

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The company’s board of directors and management team continue to believe in the long-term value of the company’s portfolio and operating assets, which are now principally comprised of private pay, needs-based seniors housing communities across the U.S. As of June 30, the company had approximately $269 million in cash, cash equivalents and availability under its corporate line of credit facility. This equates to almost 3.8 times the company’s annual operating expenses and debt service obligations based on annualized 2020 second quarter results. With a comparatively low debt level and plans underway to proactively address the company’s sole 2020 maturing loan in the amount of approximately $8 million, management believes the company is financially well-positioned as they look ahead.

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As a team, management and leadership are effectively managing the company’s assets and financial position through what is unquestionably a very disruptive and unexpected time in our country’s and world’s history. The team’s ultimate objective is to provide shareholders with full liquidity as thoughtfully and quickly as possible. To that end, the management team has continued to carefully study market data and potential options to determine suitable liquidity alternatives that are in the best interest of the company’s shareholders.

Why Reject the Tender Offer?

•	The board of directors unanimously concluded that the offer is not advisable and is not in the best interests of CNL Healthcare Properties or its shareholders.

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Comrit’s tender offer price was established without the assistance of an independent appraisal, unlike CNL Healthcare Properties’ estimated NAV which was determined with the assistance and detailed work of a leading independent advisory and appraisal firm. The estimated NAV is not the amount an investor should expect to receive now or at any time in the future.

•	The board of directors believes Comrit is an opportunistic purchaser attempting to acquire shares at a low share price and make a profit given the current and profound economic impact of COVID-19.

•	None of the CNL Healthcare Properties’ directors, executive officers, affiliates or subsidiaries intend to sell their shares to Comrit.

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Comrit in its own words states that it is “making the offer for investment purposes and with the intention of making a profit from the ownership of the shares.” Further, they are “motivated to establish the lowest price which might be acceptable to shareholders consistent with their objective.”

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Comrit determined its offer price based on its own analysis and concedes that it did not obtain current independent valuations or appraisals for the company’s assets and did not retain an independent advisor to evaluate or render opinion as to the fairness of the $4.66 offer price.

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The Comrit offer specifies that any distributions on tendered shares made after Sept. 18, 2020, will be assigned to them. Therefore, if shareholders accept Comrit’s offer they will not receive any potential future distributions.[2] On an annualized basis, the distribution rate is $0.2048 per share annually or 2.62%, calculated by annualizing the current distribution and expressing that as a percent of the current estimated NAV per share.

The company’s board of directors recognizes that due to the suspension of the company’s stock redemption plan; the lack of a current trading market for shares; the uncertainty surrounding the COVID-19 pandemic and the effects on the company and the economy in general — that shareholders may decide to accept the Comrit tender offer based on, among other things, their individual liquidity needs and financial situation.

Please review the Schedule 14D-9 filed Aug. 13, 2020. For additional information, please contact your sales representative directly or call CNL Client Services at 866-650-0650, option 2.

FOR BROKER-DEALER AND RIA USE ONLY. Not for general use with the public.

See SEC filing for complete details. This information is derived from the issuer’s public filings and does not replace or supersede any information provided therein.

Forward-looking statements are based on current expectations and may be identified by words such as believes, anticipates, expects, may, could and terms of similar substance, and speak only as of the date made. Actual results could differ materially due to risks and uncertainties that are beyond the company’s ability to control or accurately predict, including the amount and timing of anticipated future distributions, estimated per share net asset value of the company’s stock and/or other matters. The company’s forward-looking statements are not guarantees of future performance. Shareholders and financial advisors should not place undue reliance on forward-looking statements.

[1]

The estimated NAV per share is only an estimate based on a snapshot in time and several assumptions and estimates which can be considered inherently imprecise. The NAV is based on numerous assumptions with respect to industry, business, economic and regulatory conditions, all of which are subject to changes. Throughout the valuation process, the valuation committee, our advisor and senior members of management reviewed, confirmed and approved the processes and methodologies and their consistency with real estate industry standards and best practices.

[2]

Distributions are not guaranteed in frequency or amount. The company decreased its regular quarterly cash distribution effective the second quarter of 2019. For the quarter ended June 30 2020, 100% of the company’s distributions were covered by operating cash flow. For the years ended Dec. 31, 2019, (excluding the special cash distribution paid during the year covered by net sales proceeds from the sale of 55 properties), 2018 and 2017, approximately 100%, 83% and 91%, respectively, of regular cash distributions were covered by operating cash flow and approximately 0%, 17% and 9% were funded with other sources. For the years ended 2016, 2015, 2014 and 2013, approximately 94%, 45%, 34% and 13%, respectively, of total distributions were covered by operating cash flow and approximately 6%, 55%, 66% and 87%, respectively, were funded by offering proceeds. For the years ended Dec. 31, 2012 and 2011, the company’s first two years of operations, distributions were not covered by operating cash flow and were 100 percent funded by offering proceeds.

CHP-0820-1295299-BD